SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

Or

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________________

Commission File Number 0-15083

The South Financial Group, Inc. 401(k) Plan

(Full title of the plan)

The South Financial Group, Inc.

102 South Main Street

                        Greenville, SC, 29601

(Name of Issuer of the securities held pursuant to the

plan and address of its principal executive office)

                (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4	-8

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

2

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The South Financial Group, Inc. 401(k) Plan

(Name of Plan)

Date: June 29, 2005	By:	/s/ David Bell
Director of Compensation – Benefits Plan Administrator

3

525 East Bay Street, Suite 100 - 29403	Barry D. Gumb
P.O. Box 973	Harold R. Pratt-Thomas, Jr.
Charleston, South Carolina 29402	Lynne Loring Kerrison
(843) 722-6443 • (843) 723-2647 Fax	Roy Strickland
E-Mail: cpa@p-tg.com	Patricia B. Wilson
www.p-tg.com	Rudolph S. Thomas

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The South Financial Group, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the The South Financial Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The South Financial Group, Inc. 401(k) Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 24, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as we as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

June 20, 2006

/s/    Pratt-Thomas & Gumb

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value:
Mutual funds	$ 68,652,257	$ 63,393,662

Investments, at estimated fair value:
Participant loans	1,098,748	933,590

Participants' contributions receivable	--	10,610
Employer contribution receivable	236,831	170,498
Cash	386,233	387,042

TOTAL ASSETS	70,374,069	64,895,402

NET ASSETS AVAILABLE FOR BENEFITS	$ 70,374,069	$ 64,895,402

See Independent Auditors' Report and Accompanying Notes to the Financial Statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS
Additions to net assets attributed to:

Investment income:
Net realized and unrealized appreciation
in the fair value of investments	$--	$6,033,252
Interest and dividends	1,802,864	1,249,815

Total investment income	1,802,864	7,283,067

Contributions:
Employer	4,758,974	3,998,935
Participant	7,447,437	5,937,361
Rollovers	1,499,504	650,526

Total contributions	13,705,915	10,586,822

Mergers of acquired companies' 401(k) plan net assets	3,620,839	6,999,173

TOTAL ADDITIONS	19,129,618	24,869,062

DEDUCTIONS
Deductions from net assets attributed to:

Net realized and unrealized depreciation
in the fair value of investments	1,980,058	--
Distributions paid to participants	11,517,395	6,465,882
Administrative fees, net	153,498	39,608

TOTAL DEDUCTIONS	13,650,951	6,505,490

NET INCREASE	5,478,667	18,363,572

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of the year	64,895,402	46,531,830

End of the year	$70,374,069	$64,895,402

See Independent Auditors' Report and Accompanying Notes to the Financial Statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1.	Description of Plan

The following description of The South Financial Group, Inc. 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in January 1987, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It covers all eligible employees of The South Financial Group, Inc. and its subsidiaries (collectively Plan Sponsor, Employer) who are 18 years or older. An employee is eligible to contribute to the Plan upon the date he/she attains 18 years of age, and is eligible to receive the Employer’s matching contribution once the service requirement of 1 year (1,000 hours) is met.

(b)	Contributions

Each year, participants may defer up to 100% of pretax annual compensation, as defined in the Plan and as subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified benefit or defined contributions plans. The Plan sponsor will contribute a discretionary matching contribution of a percentage of the participants’ compensation that a participant contributes to the Plan. The Plan sponsor may also contribute a discretionary nonelective Employer contribution.

Upon enrollment in the Plan, an employee may direct employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options daily.

(c)	Forfeitures

During 2005 and 2004, forfeited non-vested accounts totaled $329,780 and $384,799, respectively. These accounts were used to pay future administrative expenses or to reduce future employer contributions. In 2005, $153,498 of the forfeited funds were used to pay administrative expenses and $176,282 of the forfeited funds were used to reduce employer contributions. In 2004, $228,405 of the forfeited funds were used to pay administrative expenses and $156,394 of the forfeited funds were used to reduce employer contributions.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1.	Description of Plan – continued

(e)	Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

Years of Service	Percentage of Nonforfeitable Interest
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age, upon death or disability, participants become 100% vested.

(f)	Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance of the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Sponsor. Principal and interest are paid ratably through payroll deductions.

(g)	Payments of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(i)	Administrative Expense

Expenses incurred by the Plan administrator or the Trustee in the administration of the Plan and the Trust, including agreed upon compensation to the trustee and all other proper charges and expenses of the Plan administrator, Trustee, and their agents, were charged against the assets of the Trust, as allowed by the Plan Document (see note 4).

(j)	Reclassification

Certain 2004 balances on the statement of net assets available for benefits have been reclassified to be consistent with current year presentation. Participant loans of $933,590 at December 31, 2004 have been reclassified from investments at fair value to participant loans at estimated fair value. This reclassification had no impact on previously recorded net assets.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value determined by the quoted market prices on the last business day of the plan year. Investments in collective trust funds are stated at estimated fair values which have been determined based on the unit values of the funds. The participant loans are valued at their outstanding balances, which is the estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(c)	Payments of Benefits

Payments are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
Investments, at fair value
Dodge & Cox Stock Fund	$ 7,517,091	$ 5,374,229
Dodge & Cox Balanced Fund	4,305,728	- *
American Funds – Growth of America	3,641,811	- *
Federated Prime Obligations Fund	7,255,562	6,501,309
The South Financial Group Unitized Stock Fund	20,417,546	24,587,735
Vanguard 500 Index Fund	8,832,773	8,923,415

*Investment balance did not exceed 5% of Plan net assets.

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by $1,980,058 and appreciated in value by $6,033,252, respectively.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

4.	Party-in-Interest Transactions

The Plan’s records are maintained by American Pensions, Inc. (API), a subsidiary of the Plan Sponsor. Fees paid by the Plan for recordkeeping services amount to $114,376 and $87,996 for the years ended December 31, 2005 and 2004, respectively.

The Plan’s assets are managed by Carolina First Bank, a subsidiary of the Plan sponsor. Fees paid by the Plan for the investment management services amounted to $114,175 for the year ended December 31, 2004. For the year ended December 31, 2005, the Plan’s assets were no longer managed by this party-in-interest.

During the year ended December 31, 2005 and 2004, the Plan received dividends of $474,416 and $415,946, respectively, on its investment in common stock of the Employer.

5.	Prohibited Transaction

Pursuant to the Plan Document, the Plan Sponsor is allowed to charge the Plan for administrative fees, as long as the fees only include out-of-pocket expenses. During 2004, the Plan Sponsor fees exceeded out-of-pocket expenses. In 2004, the Plan Sponsor reimbursed the Plan $162,563 for fees received which were prohibited according to the provisions of ERISA and the Internal Revenue Code, which is presented as a reduction in administrative fees, net in the financial statements.

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated August 12, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.	Plan Mergers

On May 6, 2005, the Plan Sponsor acquired Pointe Financial Corporation. As a result, the net assets available for benefits totaling $2,668,622 in the Pointe Financial Corporation Savings Plan and Trust were merged into the Plan during 2005.

On June 6, 2005, the Plan Sponsor acquired Bowditch Insurance Corporation. As a result, the net assets available for benefits totaling $952,217 in the Bowditch Insurance Corporation 401(k) Plan were merged into the Plan during 2005.

On July 16, 2004, the Plan Sponsor acquired CNB Florida Bancshares, Inc. As a result, the net assets available for benefits totaling $4,089,496 in the CNB Florida 401(k) Plan were merged into the Plan in 2004.

On July 16, 2004, the Plan Sponsor acquired Florida Banks, Inc. As a result, the net assets available for benefits totaling $2,868,403 in the Florida Banks 401(k) Plan were merged into the Plan in 2004.

During 2004, the Plan also received net assets available for benefits totaling $41,274 associated with mergers that occurred in previous years.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

8.	Reconciliation of Financial Statements

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to the respective Form 5500’s:

	2005	2004
Net assets available for benefits per the financial statements	$ 70,374,067	$ 64,895,402
Amounts allocated to withdrawing participants	(78,057)	(360,299)

Net assets available for benefits per the respective Form 5500’s	$ 70,296,010	$ 64,535,103

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004 to the respective Form 5500’s:

	2005	2004
Benefits paid to participants per the financial statements	$ 11,517,395	$ 6,465,882
Add amounts allocated to withdrawing participants at December 31, 2005 and 2004	78,057	360,299
Less amounts allocated to withdrawing participants December 31, 2004 and 2003	(360,299)	(364,790)

Benefits paid to participants per the respective Form 5500’s	$ 11,235,153	$ 6,461,391

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Plan Name: THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
Plan Number: 001
EIN #: 57-0824914

(a) Party- in-Interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
		Mututal Funds:
	American Funds	Growth Fund of America - R5	**	$3,641,811
	Dodge & Cox	Balanced Fund	**	4,305,728
	Dodge & Cox	Stock Fund	**	7,517,091
	Federated	Prime Obligations Fund - SS	**	7,255,562
	Managers	Bond Fund	**	1,586,876
	Thompson Plumb	Growth Fund	**	2,391,792
	Thornburg	International Value Fund - 1	**	4,879,197
	Vanguard	500 Index Fund - ADMR	**	8,832,773
	Vanguard	Mid Cap Index Fund - ADMR	**	2,429,886
	Vanguard	Total Bond Market Fund - ADMR	**	1,292,032
	Vanguard	Wellesley Income Fund - Inv	**	2,088,359
	Keeley	Small Cap Value Fund	**	2,013,604

		Collective Trust Funds:
*	The South Financial Group, Inc.	Unitized Common Stock Fund	**	20,417,546
*	Participant Loans	With interest rates ranging from 4% to 7.5%
		and maturity dates ranging from 2006 to 2025		1,098,748
				$69,751,005
* Indicates party-in-interest to the Plan

** Cost information has not been included in column (d) because all investments are participant directed.

See Independent Auditors' Report.

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith